UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 08, 2018
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI POSTS STRONG Q1 COST, PRODUCTION
PERFORMANCE; NET DEBT FALLS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
(“AngloGold Ashanti” or the “Company”)
8 May 2018
NEWS RELEASE
AngloGold Posts Strong Q1 Cost, Production Performance; Net Debt Falls
(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti posted a strong first-quarter performance, with lower debt and improvements in both production and all-in sustaining costs, driving wider margins and stronger cash flows. The Australian operations were the standout performers.
Production of 824,000oz at all-in sustaining cost of $1,029/oz in the three months through 31
March, compared with 830,000oz at AISC of $1,060/oz in the first quarter of last year.
Production was little changed despite TauTona undergoing orderly closure and the sales of
Moab Khotsong and Kopanang concluding a month before the end of the quarter. Looking only at retained operations (operations excluding closed and sold operations), production rose
6% to 773,000oz at an AISC of $1,002/oz, representing a margin of 25% to the gold price received for the period.
“Our hard work in restructuring the business to focus on portfolio quality is starting to bear fruit as our operations are demonstrating strong, consistent results,” Chief Executive Officer
Srinivasan Venkatakrishnan, said. “The core portfolio is performing well, the balance sheet is solid, our projects are on schedule and we see good potential for further efficiencies in both our International and South African Operations.”
AngloGold Ashanti has restructured its portfolio to focus on higher-margin, longer-life assets, while investing in a series of brownfield projects with strong return profiles. The company has focused on tight cost control and disciplined capital allocation across its portfolio, which now has about 87% of production from its International Operations.
With roughly a quarter of the full year’s guided production delivered in the seasonally weak first quarter, AngloGold Ashanti remains on track to meet its annual production, cost and capital guidance.
Production at the International Operations increased 5% year-on-year to 666,000oz, with
AISC improving further to $950/oz from $963/oz in the first quarter of last year, as the continued focus on operating efficiencies gains momentum. Standout performers include
Sunrise Dam in Australia which recorded a 54% increase in production, and Tropicana, Kibali,
Iduapriem and Serra Grande.

In South Africa, the smaller and more focused footprint delivered an encouraging performance as production from Mponeng increased 29%, while rand-denominated all-in sustaining costs fell 14%. Restructuring of the asset portfolio in South Africa is still underway to ensure that both the on- and off-mine cost structures are appropriate for the size of the smaller production base in the country.
BALANCE SHEET
Cash generation from retained operations remained strong despite the smaller asset base, with adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA)
rising 21%, from $316m to $382m.

The Company further improved its balance sheet after applying asset-sale proceeds to reduce South Africa debt. Net Debt to adjusted EBITDA improved to 1.14 times, down from
1.35 times at the end of 2017. Net Debt at 31 March was $1.77bn, compared with $2.05bn at the end of March last year.
SAFETY UPDATE
Regrettably, two fatalities were recorded during the quarter. South Africa region suffered one fatality following a tramming accident at Moab Khotsong, and an electricity-related fatality occurred in Brazil. These incidents are a reminder of the importance of adhering to our safety standards.
The group All-Injury Frequency Rate, the broadest measure of workplace safety, was 6.35 injuries per million hours worked for the period, down 28% from the first quarter of last year demonstrating improvement for the fourth consecutive quarter. Sadiola and Geita passed the quarter without a single injury, demonstrating the potential possible when there is strong oversight and compliance to world-class standards.

Despite these setbacks, the Company remains focused on this critical area of our business and concerted efforts are underway to not only understand the cause of each of these incidents, but also the root cause of other high potential incidents that could have resulted in fatalities.

Outlook*
Full- year guidance remains unchanged as follows:
  Production is estimated to be between 3.325Moz and 3.450Moz;
  Total cash costs are between $770/oz and $830/oz; and
  AISC between $990/oz and $1,060/oz, assuming average exchange rates against the US dollar of 12.79ZAR (Rand), 3.20BRL (Brazil Real), 0.78AUD (Aus$) and 19.61ARS(Argentina Peso), with the Brent Crude oil price at $62/bbl average for the year. Capital expenditure is anticipated to be between $800m and $920m.

ENDS
Johannesburg
JSE Sponsor: Deutsche Securities (SA) Proprietary Limited
* Both production and cost estimates assume no labour or other interruptions, or changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Please r e fe r to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended31 December 2017, filed with the United States Securities and Exchange Commission.

CONTACTS
Media
Chris Nthit                    +27 11 637 6388/+27 83 301 2481                    cnthite@anglogoldashanti.com
Stewart Bailey             +27 81 032 2563 / +27 11 637 6031                  sbailey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com
Investors
Stewart Bailey                +27 81 032 2563 / +27 11 637 6031               sbailey@anglogoldashanti.com
Sabrina Brockman
+1 646 880 4526/ +1 646 379 2555                sbrockman@anglogoldashanti.com
Fundisa Mgidi
+27 11 6376763 / +27 82 821 5322                fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions,
AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-
looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold
Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Website:
www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 08, 2018
By: /s/ M E SANZ PEREZ________
Name:       M E Sanz Perez
Title:
EVP: Group Legal, Commercial & Governance